UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the
Securities Exchange Act of 1934

Date of Report (Date of Earliest Event Reported): October 22, 2016

TIME WARNER INC.

(Exact Name of Registrant as Specified in its Charter)

Delaware	1-15062	13-4099534
(State or Other Jurisdiction of Incorporation)	(Commission File Number)	(IRS Employer Identification No.)

One Time Warner Center, New York, New York 10019
(Address of Principal Executive Offices) (Zip Code)

212-484-8000
(Registrant’s Telephone Number, Including Area Code)

Not Applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2 below):

☑ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01	Entry into a Material Definitive Agreement.

Merger Agreement

Time Warner Inc. (the “Company”) entered into an Agreement and Plan of Merger (the “Merger Agreement”), dated October 22, 2016, among the Company, AT&T Inc., a Delaware corporation (“AT&T”), and West Merger Sub, Inc., a Delaware corporation and a wholly owned subsidiary of AT&T (“Merger Sub”). Pursuant to the Merger Agreement, Merger Sub will be merged with and into the Company (the “Merger”), with the Company continuing as the surviving company in the Merger. Immediately thereafter, the Company, subject to the terms and conditions of the Merger Agreement, will merge with and into a newly formed limited liability company, which will continue as the surviving entity.  The Merger Agreement was unanimously approved by all members of the Company’s Board of Directors (the “Board”).

Subject to the terms and conditions set forth in the Merger Agreement, at the effective time of the Merger, each share of common stock, par value $0.01 per share, of the Company (the “Company Common Stock”) issued and outstanding immediately prior to the effective time of the Merger (other than (i) Company Common Stock owned by the Company or AT&T not held on behalf of third parties, and (ii) Company Common Stock that is owned by stockholders who have perfected and not withdrawn a demand for appraisal rights pursuant to Delaware law) will be converted into the right to receive (i) $53.75 in cash (the “Cash Consideration”) plus (ii) a number of shares of common stock, par value $1.00 per share, of AT&T (“AT&T Common Stock”), equal to the Exchange Ratio (as defined below) (the “Stock Consideration” and, together with the Cash Consideration, the “Merger Consideration”).

“Exchange Ratio” means:

●	If the Average AT&T Stock Price (as defined below) is an amount greater than $41.349, the Exchange Ratio will be 1.300;

●
If the Average AT&T Stock Price is an amount greater than or equal to $37.411 but less than or equal to $41.349, the Exchange Ratio will be an amount equal to the quotient obtained by dividing (x) $53.75 by (y) the Average AT&T Stock Price; or

●	If the Average AT&T Stock Price is an amount less than $37.411, the Exchange Ratio will be 1.437.

“Average AT&T Stock Price” means the average of the volume weighted averages of the trading prices of AT&T Common Stock on the New York Stock Exchange on each of the fifteen consecutive trading days ending on (and including) the trading day that is three trading days prior to the date of the effective time of the Merger.

In accordance with the terms of the applicable award agreement, the Merger Agreement provides for the following treatment of the Company’s equity awards at closing:

●
each Company stock option will be converted into an option to acquire AT&T Common Stock (with adjustments to the number of underlying shares and the exercise price to preserve the spread value), and all non-employee director stock options will vest;

●	each restricted stock unit held by a non-employee director of the Company will vest and be converted into the right to receive the Merger Consideration within three business days after closing;

●	each restricted stock unit held by a Company employee will be converted into the right to receive the Merger Consideration payable if and when the restricted stock unit vests; and

●
each performance stock unit will vest based on performance as of immediately prior to closing and will be converted into the right to receive the Merger Consideration within three business days after closing.

The Merger Agreement contains customary representations and warranties of the Company and AT&T relating to their respective businesses and public filings, in each case generally subject to a materiality qualifier. Additionally, the Merger Agreement provides for customary pre-closing covenants of the Company, including covenants relating to conducting its business in the ordinary course consistent with past practice and to refrain from taking certain actions without AT&T’s consent, covenants not to solicit proposals relating to alternative transactions or, subject to certain exceptions, enter into discussions concerning or provide information in connection with alternative transactions and, subject to certain exceptions, to recommend that the Company’s stockholders adopt the Merger Agreement.

Prior to the adoption of the Merger Agreement by the Company’s stockholders, the Board may withhold, withdraw, qualify or modify its recommendation that the Company’s stockholders adopt the Merger Agreement or approve, recommend or otherwise declare advisable any Superior Proposal (as defined in the Merger Agreement) or terminate the Merger Agreement to enter into an Alternative Acquisition Agreement (as defined in the Merger Agreement) providing for a Superior Proposal, in each case, subject to complying with notice and other specified conditions, including giving AT&T the opportunity to propose revisions to the terms of the transaction contemplated by the Merger Agreement during a match right period, and the payment of the Termination Fee (as defined below) prior to or concurrently with such termination.

Consummation of the Merger is subject to various conditions, including, among others, customary conditions relating to the adoption of the Merger Agreement by the requisite vote of the Company’s stockholders; expiration of the applicable waiting period under the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended; if required, obtaining any necessary consents from the Federal Communications Commission (the “FCC”); and that all other required governmental consents specified in the Merger Agreement be obtained. It is a condition to AT&T’s obligation to consummate the Merger that all governmental consents be obtained without the imposition of conditions that, individually or in the aggregate, would be reasonably likely to have a Regulatory Material Adverse Effect (as defined in the Merger Agreement).  The obligation of each party to consummate the Merger is also conditioned upon the other party’s representations and warranties being true and correct (subject to certain materiality exceptions) and the other party having performed in all material respects its obligations under the Merger Agreement.

The Merger Agreement also provides for certain mutual termination rights of AT&T and the Company, including the right of either party to terminate the Merger Agreement if the Merger is not consummated by October 22, 2017, subject to extension in certain cases to a date not beyond April 22, 2018 (the “Termination Date”). Either party may also terminate the Merger Agreement if the Company stockholder approval has not been obtained at a duly convened meeting of the Company’s stockholders or an order permanently restraining, enjoining, or otherwise prohibiting consummation of the Merger becomes final and non-appealable. In addition, AT&T may terminate the Merger Agreement if the Board changes its recommendation of the Merger prior to Company stockholder approval having been obtained.

If the Merger Agreement is terminated by AT&T as a result of the Board changing its recommendation of the Merger prior to the Company stockholder approval having been obtained or by the Company if prior to the Company stockholder approval having been obtained the Company enters into an Alternative Acquisition Agreement with respect to a Superior Proposal that did not result from a material breach of the Merger Agreement, then the Company shall be obligated to pay AT&T a fee equal to $1.725 billion (the “Termination Fee”).

Further, if the Merger Agreement is terminated (i) by AT&T or the Company if the Merger Agreement is not consummated by the Termination Date (if at the time of such termination certain conditions are satisfied) or if the Company stockholder approval has not been obtained at a duly convened meeting of the Company’s stockholders or (ii) by AT&T due to an uncured or incurable material breach by the Company, and, in each case prior to such termination but after the date of the Merger Agreement, a bona fide acquisition proposal shall have been made to the Company or any of its subsidiaries (publicly or, in the case of termination due to a material breach by the Company, publicly or privately) or shall have been made directly to the Company’s stockholders generally or any person or entity shall have publicly announced an intention (whether or not conditional) to make a bona fide acquisition proposal with respect to the Company and within 12 months after the date of a termination the Company consummates certain acquisition proposals or enters into an agreement contemplating certain acquisition proposals, then the Company shall be obligated to pay the Termination Fee concurrently with such entry or consummation.

Finally, AT&T will pay the Company $500 million in respect of its time and expenses if the Merger is not consummated under certain circumstances relating to the failure to obtain approvals, or there is a final, non-appealable order preventing the transaction, in each case, relating to antitrust laws, communications laws or utilities laws.

The foregoing summary of the Merger Agreement is qualified in its entirety by the full text of the Merger Agreement, which is attached hereto as Exhibit 2.1 and is incorporated by reference herein.

The Merger Agreement has been included to provide investors with information regarding its terms. It is not intended to provide any other factual information about the Company, AT&T or their respective subsidiaries or affiliates. The representations, warranties and covenants contained in the Merger Agreement were made only for purposes of the Merger Agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to limitations agreed upon by the contracting parties, including being qualified by confidential disclosures made for the purposes of allocating contractual risk between the parties to the Merger Agreement instead of establishing these matters as facts, and may be subject to standards of materiality applicable to the contracting parties that differ from those applicable to investors. Investors are not third-party beneficiaries under the Merger Agreement and should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of the parties thereto or any of their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of representations and warranties may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in the Company’s public disclosures.

Item 2.02.	Result of Operations and Financial Condition.

On October 22, 2016, the Company and AT&T jointly issued a press release announcing that they had entered into the Merger Agreement.  The joint press release included a quote from Jeffrey Bewkes, Chairman and CEO of the Company, regarding the Company’s revenues, operating income and earnings for the fiscal quarter ended September 30, 2016.  A copy of the joint press release is attached hereto as Exhibit 99.1.

Item 5.02.	Departure of Directors or Certain Officers; Election of Directors; Appointment of Certain Officers; Compensatory Arrangements of Certain Officers.

Employment Arrangements with Certain Executive Officers

In connection with the Merger, on October 22, 2016, the Compensation and Human Development Committee of the Board (the “CHDC”) approved the following actions in order to ensure the retention and continued focus of certain key employees, including its executive officers, both during the pendency of the Merger and following the closing.

The Company entered into letter agreements with Howard Averill, Executive Vice President and Chief Financial Officer, Paul Cappuccio, Executive Vice President and General Counsel, and Olaf Olafsson, Executive Vice President, International & Corporate Strategy, to extend the terms of their employment agreements through December 31, 2019, on substantially the same terms as prior to the extensions.  The Company also entered into an amended and restated employment agreement with Gary Ginsberg, Executive Vice President, Corporate Marketing and Communications, to extend the term of his employment agreement through December 31, 2019.  Effective January 1, 2017, his annual salary will increase to $900,000, and the target value of his annual long-term incentive compensation will increase to $1,250,000.  The terms of Mr. Ginsberg’s amended and restated employment agreement are otherwise substantially the same as the agreement it replaced.

In accordance with the Merger Agreement, the CHDC approved the grant of special retention restricted stock units (“Special Retention RSUs”) to certain employees of the Company and its divisions, including certain executive officers.  As a general matter, these grants will be made on October 24, 2016, which is the first trading day following the announcement of the Merger.  Messrs. Averill, Cappuccio, Olafsson and Ginsberg received awards of Special Retention RSUs with a grant date fair value equal to $9,200,000, $6,800,000, $2,800,000 and $2,500,000, respectively, which represents two times the target value of their annual long-term incentive compensation.  For employees who receive the Special Retention RSUs, the Company has no plan to grant those individuals long-term incentive awards in 2017 or 2018.  In accordance with the Special Retention RSU Agreements that govern these awards, half of the Special Retention RSUs will vest 25% per year on each of the first four anniversaries of February 15, 2017, and the remaining half will vest 25% per year on each of the first four anniversaries of February 15, 2018.   Pursuant to the Special Retention RSU Agreements, vesting as a result of retirement is not permitted unless the executive retires after the Merger has closed.  In addition, the awards do not accelerate automatically following the closing of the Merger.  Instead, the executive must remain employed following the closing, and the awards will vest only upon the scheduled vesting date or upon termination under certain circumstances, such as termination without cause, for good reason or due to retirement.

In accordance with the Merger Agreement, the CHDC approved a cash retention pool for certain employees of the Company and its divisions, including certain executive officers.  Pursuant to the retention pool, Messrs. Averill, Cappuccio, Olafsson and Ginsberg received a retention award in an amount equal to $1,750,000, $1,575,000, $693,750 and $900,000, respectively, which represents 50% of their annual target bonus amounts.  Pursuant to the Retention Letter Agreement that governs these retention awards, 50% of the award will become payable upon the closing of the Merger, and the remaining 50% will become payable six months thereafter, in both cases, subject to continued employment on the relevant payment date.  Payment will also be made upon termination without cause or for good reason.

Jeffrey Bewkes, the Company’s Chairman and Chief Executive Officer, did not receive a grant of Special Retention RSUs or a retention award.  However, the terms of the Merger Agreement provide the CHDC with authority to grant him an award of Special Retention RSUs in February 2017 with a value equal to two times the target value of his annual long-term incentive compensation.  The vesting terms would be the same as those described above, and the grant would be subject to the terms of the Special Retention RSU Agreement.

Item 5.03.	Amendments to Articles of Incorporation or Bylaws; Change in Fiscal Year.

On October 22, 2016, the Board adopted an amendment (the “Amendment”) to the By-laws of the Company, as amended through January 28, 2016 (the “Bylaws”), which became effective immediately.  The Amendment added a new Section 6 to Article XII of the Bylaws which provides that, unless the Company consents in writing to the selection of an alternative forum, the sole and exclusive forum for certain legal actions involving the Company will be the Court of Chancery of the State of Delaware (or, if and only if the Court of Chancery of the State of Delaware lacks subject matter jurisdiction, any state court located within the State of Delaware or, if and only if all such state courts lack subject matter jurisdiction, the federal district court for the District of Delaware).

The foregoing summary of the Amendment is qualified in its entirety by the full text of the Amendment, which is attached hereto as Exhibit 3.1 and is incorporated by reference herein.

Item 8.01  Other Events.

On October 22, 2016, the Company and AT&T jointly issued a press release announcing they had entered into the Merger Agreement. A copy of the joint press release is attached hereto as Exhibit 99.1 and is incorporated by reference herein.

Cautionary Language Concerning Forward-Looking Statements

Information set forth in this communication, including financial estimates and statements as to the expected timing, completion and effects of the proposed transaction between the Company and AT&T, constitute forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and the rules, regulations and releases of the SEC.  These forward-looking statements are subject to risks and uncertainties, and actual results might differ materially from those discussed in, or implied by, the forward-looking statements. Such forward-looking statements include, but are not limited to, statements about the benefits of the Merger, including future financial and operating results, the combined company’s plans, objectives, expectations and intentions, and other statements that are not historical facts. Such statements are based upon the current beliefs and expectations of the management of the Company and AT&T and are subject to significant risks and uncertainties outside of our control.

Among the risks and uncertainties that could cause actual results to differ from those described in the forward-looking statements are the following: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Merger Agreement, (2) the risk that the Company’s stockholders may not adopt the Merger Agreement, (3) the risk that the necessary regulatory approvals may not be obtained or may be obtained subject to conditions that are not anticipated, (4) risks that any of the closing conditions to the Merger may not be satisfied in a timely manner, (5) risks related to disruption of management time from ongoing business operations due to the Merger, (6) failure to realize the benefits expected from the Merger, (7) the effect of the announcement of the Merger on the ability of the Company and AT&T to retain customers and retain and hire key personnel and maintain relationships with their suppliers, and on their operating results and businesses generally and (8) potential litigation in connection with the Merger. Discussions of additional risks and uncertainties are and will be contained in the Company’s and AT&T’s filings with the SEC. Neither the Company nor AT&T is under any obligation, and each expressly disclaim any obligation, to update, alter, or otherwise revise any forward-looking statements, whether written or oral, that may be made from time to time, whether as a result of new information, future events, or otherwise.  Persons reading this announcement are cautioned not to place undue reliance on these forward-looking statements which speak only as of the date hereof.

Certain Information Regarding Participants

The Company, AT&T and certain of their respective directors, executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies in respect of the Merger. Information regarding the Company’s directors and executive officers is available in the Company’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 25, 2016, and in its proxy statement for the 2016 Annual Meeting which was filed with the SEC on April 29, 2016. To the extent holdings of Company securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Information regarding AT&T’s directors and executive officers is available in AT&T’s Annual Report on Form 10-K for the year ended December 31, 2015, which was filed with the SEC on February 18, 2016, and in its proxy statement for the 2016 Annual Meeting which was filed with the SEC on March 11, 2016. To the extent holdings of AT&T securities have changed since the amounts printed in the proxy statement for the 2016 Annual Meeting, such changes have been or will be reflected on Statements of Change in Ownership on Form 4 filed with the SEC. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the registration statement and proxy statement/prospectus and other relevant materials to be filed with the SEC when they become available. These documents will be available free of charge from the sources indicated below.

Important Information and Where to Find It

In connection with Merger, AT&T will file with the SEC a registration statement that includes a preliminary prospectus regarding the Merger and the Company will file with the SEC a proxy statement with respect a special meeting of the Company’s stockholders to approve the Merger. The definitive proxy statement/prospectus will be mailed to the Company’s security holders.  INVESTORS AND SECURITY HOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE PROXY STATEMENT/PROSPECTUS AND ANY OTHER RELEVANT DOCUMENTS CAREFULLY WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, AT&T AND THE MERGER.

Investors and security holders will be able to obtain these materials, when they are available, and other relevant documents filed with the SEC free of charge at the SEC’s website, www.sec.gov. Copies of documents filed with the SEC by the Company will be made available free of charge on the Company’s investor relations website. Copies of documents filed with the SEC by AT&T will be made available free of charge on AT&T’s investor relations website.

No Offer or Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.

Item 9.01  Financial Statements and Exhibits.

Exhibit 99.1 relates to each of Item 2.02 and Item 8.01 above.  The Company intends for Exhibit 99.1 to be deemed “filed” (and not furnished) for purposes of Section 18 of the Securities Exchange Act of 1934, as amended.

(d)  Exhibits.

Exhibit Number	Description of Exhibit

2.1	Agreement and Plan of Merger, dated as of October 22, 2016, among Time Warner Inc., AT&T Inc. and West Merger Sub, Inc.

3.1	Amendment to the By-laws of Time Warner Inc. as amended through January 28, 2016

99.1	Press Release, dated October 22, 2016, jointly issued by Time Warner Inc. and AT&T Inc.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

TIME WARNER INC.

By:	/s/ Howard M. Averill
Name: Howard M. Averill
Title: Executive Vice President and Chief Financial Officer

Date:  October 24, 2016

Exhibit Index

Exhibit	Description

2.1	Agreement and Plan of Merger, dated as of October 22, 2016, among Time Warner Inc., AT&T Inc. and West Merger Sub, Inc.

3.1	Amendment to the By-laws of Time Warner Inc. as amended through January 28, 2016

99.1	Press Release, dated October 22, 2016, jointly issued by Time Warner Inc. and AT&T Inc.